

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2018

Kathleen Layton
Assistant General Counsel
Oportun Financial Corp
2 Circle Star Way
San Carlos, CA 94070

> **Re: Oportun Financial Corp**
> **Draft Registration Statement on Form S-1**
> **Submitted July 18, 2018**
> **CIK No. 0001538716**

Dear Ms. Layton:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

DRS on Form S-1 Filed July 18, 2018

Prospectus Summary
Company Overview, page 1

1. Please provide substantiation, here and elsewhere in the prospectus, for the statement that your products have translated into an average savings of approximately $1,100 per customer on their first loan with you. Please use specific examples.

2. We note your disclosure that you have saved customers more than $1.2 billion in interest and fees compared to alternative products available to them. This information appears to have been taken from the study that you commissioned from CFSI. Please revise to state

that this information is an estimate based on that study.

Our Market Opportunity, page 3

3.   Please provide support for your statement that lenders that do not rely on a credit bureau or a credit score to underwrite loans typically charge much more for their products than you do for your products. Please review your prospectus for any similar statements of comparison where you have not provided support and revise to substantiate such statements.

Our Solution, page 4

4.   Revise the first paragraph to briefly describe what other items are considered in the credit evaluation besides income verification.

Risk Factors
If the information and documents provided by customers..., page 26

5.   Revise to briefly discuss if and how identity, income, employment and other debt obligations are verified by your credit analysis.

Market, Industry and Other Data, page 61

6.   We note that you rely on information gathered by the study you commissioned from the Center for Financial Services Innovation in January of 2017, and that the two other studies you are using are dated December 2016. Given the age of these studies, please explain how you determined that the information is still accurate.

Use of Proceeds, page 62

7.   We note your disclosure in the second paragraph of this section that you may increase or decrease the number of shares that you are offering. Based on the description of your underwriting arrangements on page 160, it appears that the decision to increase or decrease the number of shares in this firm commitment offering will rest with the underwriters. Please revise so that your descriptions of your underwriting arrangements are consistent.

Dilution, page 66

8.   Revise to add a footnote to the Table on page 66 to disclose the dilution to new investors assuming all the derivative securities listed in the first four bullets on page 67 are issued.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 73

9.   Please revise to include a more fulsome overview of the characteristics of your loans. For example, we note that you provide ranges for the size and terms of the loans, but not for

the interest rates. In addition, please present this information for loans issued as part of your Whole Loan and Starter Loan programs.

Understanding an Oportun Loan, page 75

10.   We note your disclosures on page 75 related to the "Good Customer Program." Please disclose in your next amendment the following concerning loans in the Good Customer Program:

- If borrowers are allowed to have more than one loan outstanding at the same time;
- If there is a maximum cumulative loan amount any one borrower can have;
- Define "substantial progress in repaying their current loan";
- If any loans are considered TDRs in the periods presented; and
- Credit metrics surrounding loans in the periods presented (net charge-off rate, past due loan receivables delinquency status, ALLL, etc.).

11.   We note your disclosures on pages 75-76 that you typically grant returning customers a lower rate and larger principal balance on subsequent loans. Please disclose in your next amendment, credit metrics (total loans, net charge-off rate, past due loan receivables delinquency status, ALLL, etc.), for returning customers compared to new customers.

Historical Credit Performance, page 79

12.   You disclose in your critical accounting policies that you believe the number of months subsequent to loan origination (number of months on book) is a key factor to separate non-delinquent accounts to measure the likelihood of a credit loss. Please disclose in your next amendment the number of months subsequent to loan origination for your outstanding loans and how you evaluate this factor.

13.   You disclose in your critical accounting policies that geographic region is a credit quality indicator. You disclose on page F-21 that you have two geographic regions. Northern and Central California are considered as one region and Southern California, Texas and all other states are considered as another region, and have higher estimated loss rates compared to the Northern and Central California region. Please disclose in your next amendment the estimated loss rates in the Northern and Central California region and the Southern California, Texas and all other states region.

14.   You disclose that you have seen increases in cumulative net lifetime loan losses for 2015 and 2016 vintages due to loan stacking, whereby some customers with credit scores take out multiple loans from other lenders that utilize soft credit pulls in their approval process and due to other factors. Please disclose the amount of loan losses due to loan stacking and why you apparently have not seen increases in net lifetime loan losses due to loan stacking for more recent vintages.

Business
Our Competition, page 115

15.   Your disclosure in this section appears to distance your products from pawn shops and payday lenders. However, your disclosure on page 23 in Risk Factors, indicates that you view pawn shops and payday lenders as being among your primary competitors. Please revise your disclosure to be consistent among the two sections.

Facilities, page 120

16.   You state on page 36 of Risk Factors that you have operational activities in Mexico and Colombia. Please revise this section to include your facilities in those countries. Please also explain why you do not discuss your foreign operations in the Summary or your Business overview.

Notes to Consolidated Financial Statements
Summary of Significant Accounting Policies
Allowance for Loan Losses, page F-11

17.   Please disclose in your next amendment how you consider all historical loss experience when collectively evaluating loans for impairment and discuss the historical periods specifically considered in your analysis. In your disclosure, include additional granularity regarding any adjustments made to historical losses and, if applicable, discuss the specific facts and circumstances that is the basis for such adjustments.

General

18.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

       You may contact David Irving, Staff Accountant, at 202-551-3321 or Gus Rodriguez, Accounting Branch Chief, at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell, Staff Attorney, at 202-551-3454 or Michael Clampitt, Senior Staff Attorney, at 202-551-3434 with any other questions.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Financial Services